October 18, 2018

Mark Rothera
President, Chief Executive Officer and Director
Orchard Rx Ltd
108 Cannon Street
London EC4N 6EU
United Kingdom

       Re: Orchard Rx Ltd
           Registration Statement on Form F-1
           Filed October 4, 2018
           File No. 333-227698

Dear Mr. Rothera:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed October 4, 2018

Business
Telethon-OSR Research and Development Collaboration and License Agreement , page 181

1. Please revise your disclosure to include the aggregate milestone payments due to
       Telethon-OSR pursuant to the R&D Agreement.
 Mark Rothera
Orchard Rx Ltd
October 18, 2018
Page 2
Notes to Financial Statements
8. License and research arrangements
GSK asset purchase and license agreement, page F-52

2. We note your response to prior comment 7. Please tell us how you determined this contingency is probable and can be reasonably estimated under ASC 450.
3. You indicate in your response to prior comment 9 that the PRV rights represent the regulatory rights to receive a PRV upon approval by the FDA. Given the fact that the rights to receive a PRV are contingent on FDA approval, it is not clear that the rights meet the three essential characteristics of an asset as defined by paragraph 26 of Statement of
       Financial Accounting Concepts No. 6, in particular, the part that states "the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred." It appears that the transaction that gives rise to your rights to the PRVs will occur only if and when the PRVs are granted by the FDA. Please explain in more detail your basis for your characterization of the "PRV rights" as an asset.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Sisi Cheng at 202-551-5004 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Rothera
                                                             Division of
Corporation Finance
Comapany NameOrchard Rx Ltd
                                                             Office of
Healthcare & Insurance
October 18, 2018 Page 2
cc:       Mitchell S. Bloom - Goodwin Procter LLP
FirstName LastName